November 16, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Stacey Peikin and Jennifer López-Molina

Re:	New Duke Holdco, Inc.
Registration Statement on Form S-4
Filed October 8, 2021
File No. 333-260174

Dear Ms. Peikin and Ms. López-Molina:

New Duke Holdco, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”), via EDGAR, this letter and the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Registration Statement”). This letter and the Amended Registration Statement set forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter dated October 27, 2021 (the “Comment Letter”), regarding the filing noted above (the “Prior Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has revised the Amended Registration Statement to update certain other disclosures.

For ease of reference, the numbering of the paragraphs and headings below correspond to those set forth in the Comment Letter, which have been incorporated into this letter for your convenience. Each of the Staff’s comments are set forth in bold, followed by the Company’s response to such comment. All references to page numbers and captions included in this response correspond to the Amended Registration Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Registration Statement on Form S-4 Filed October 8, 2021

Material United States Federal Income Tax Consequences, page 182

1.	We note that the tax opinions filed as Exhibits 8.1 and 8.2 are short-form tax opinions. The short-form tax opinions and the tax disclosures in the prospectus both must clearly state that the disclosures in the tax consequences sections of the prospectus are the opinions of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please revise the respective sections and have counsel revise their respective tax opinions to state clearly that the tax consequences discussed in the respective sections are counsel's opinion. A description of the law is not sufficient Refer to Section III.C.2. of Staff Legal Bulletin No. 19.

Securities and Exchange Commission

November 16, 2021

Response: The Company appreciates the Staff’s comment and, in response thereto, has revised the disclosure on page 182 of the Amended Registration Statement, as well as the tax opinions filed as Exhibits 8.1 and 8.2 thereto.

General

2.	We note on page 4 that a condition that must be satisfied to complete the mergers is the master commercial agreement being in full force and effect. File the master commercial agreement as an exhibit to the registration statement, or tell us why you are not required to do so. Refer to Item 601 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered whether to file the master commercial agreement (as defined in the Amended Registration Statement) as an exhibit to the Amended Registration Statement pursuant to Item 601 of Regulation S-K and has concluded that it is not required to file such agreement as an exhibit thereto.

While the effectiveness of the master commercial agreement is a closing condition to the mergers (as defined in the Amended Registration Statement), the Company has determined that it is not required to file the master commercial agreement under Item 601(b)(2) of Regulation S-K, since the master commercial agreement is not part of a plan of acquisition or reorganization.

In addition, the Company determined that the master commercial agreement would not be material to the Company. In making this determination, the Company carefully considered various factors, including the potential revenue and costs that will be attributable to the services provided thereunder.

Furthermore, the Company determined that the master commercial agreement was entered into in the “ordinary course of business” and does not fall within any of the categories set forth in Item 601(b)(10)(ii)(A)-(D) of Regulation S-K. The Company is a digital sports entertainment and gaming company that routinely enters into agreements providing for commercial services similar to those contemplated by the master commercial agreement as part of its ordinary course of business. The Company also determined that it would not be substantially dependent on the master commercial agreement, which determination was made by the Company after carefully considering various factors, including the potential revenue and costs that will be attributable to the services provided under the master commercial agreement and the ability of the Company to enter into alternative arrangements for similar services with other parties if the master commercial agreement was terminated or otherwise.

Finally, the Company believes that the material information regarding the master commercial agreement and its impact on the Company is adequately described throughout the Amended Registration Statement, including in the summary of the master commercial agreement contained on page 163 of the Amended Registration Statement. Accordingly, investors are able to obtain the material facts related to the master commercial agreement from such disclosure.

Securities and Exchange Commission

November 16, 2021

Should you have any further comments or questions with regard to the foregoing, please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone on (212) 558-3109 or via e-mail (millersc@sullcrom.com).

Very truly yours,

/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Chief Legal Officer and Secretary

cc:	Jason Park, Chief Financial Officer, DraftKings Inc.
Erik Bradbury, Chief Accounting Officer, DraftKings Inc.
Scott D. Miller, Partner, Sullivan & Cromwell LLP